FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the period end June 30, 2002

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date: August 21, 2002	(Registrant)

By: /s/ Cheryl S. Maher
Cheryl S. Maher Chief Financial Officer

GLAMIS GOLD, LTD.

Second Quarter 2002 Report
For the three months ended June 30, 2002

Message to Shareholders

Glamis enjoyed another strong quarter both in terms of earnings and production. However, the major highlight clearly was the completion of the merger between our company and Francisco Gold Corp. We believe that this merger, which received overwhelming approval by Francisco shareholders, will provide substantial benefits to our shareholders. For Glamis, the two key components of the transaction are the El Sauzal gold development project in Chihuahua State, Mexico and the Marlin advanced gold/silver exploration property in Guatemala. The El Sauzal deposit contains proven and probable oxide reserves of 2.0 million ounces of gold and the Marlin property represents enormous potential, including the known resource of 1.4 million gold equivalent ounces. We believe both projects offer considerable potential value to Glamis and its shareholders and each is expected to contribute substantially to our growth strategy.

Our operating mines continue to perform well. Gold production of 63,929 ounces for the quarter was almost 25 percent higher than in the second quarter of 2001. Of equal importance, total cash costs declined by nearly six percent to $161 per ounce. We are particularly pleased with the performance of our San Martin mine in Honduras where productivity continues to improve and ore grades over the past two years have exceeded projections by approximately nine percent. Our Marigold Mine in Nevada is also performing well. We are currently shifting much of the emphasis at Marigold to the Millennium expansion project where we are phasing in larger, more efficient mining equipment to complete the pre-stripping program and substantially increase production over the next three years. Once mining operations are completed at Rand mine at year-end, we also plan to move the large mining fleet to Marigold mine. It is a tribute to our employees that Glamis continues to operate efficiently, profitably and safely at each of its mine sites.

Glamis is foremost a growth company that has consistently demonstrated its capacity to successfully bring development projects into production on time and within budget. Presently, we have two major development projects underway, the Millennium expansion in Nevada and the El Sauzal property in Mexico. At the Millennium expansion project, in-fill and condemnation drilling is underway in addition to pre-stripping and permitting. Once completed, Glamis’ share of production from the Marigold/Millennium joint venture is projected to increase from an estimated 55,000 ounces of gold in 2002 to approximately 120,000 ounces of gold annually. We would also like to acquire the other one-third of the mine from our partner, Barrick Gold Corp., and are pursuing discussions in that regard. At the El Sauzal property in Chihuahua State, Mexico, the company is currently concentrating its efforts on site-plan optimization, process simplification and completion of the permitting process. Initial production is scheduled for the first quarter of 2005 at an annual production rate of 170,000 ounces of gold per year and a projected total cash cost of $114 per ounce.

Exploration is also a key component of our growth strategy. At present, our programs are focused mainly on areas around existing operations and our promising Marlin and Cerro Blanco gold properties in Guatemala. Results from the initial phase of drilling at Cerro Blanco are currently being analyzed and a comprehensive $3.0 million program at Marlin started in mid-June. We are doing some in-fill drilling at Marlin but the program is mainly designed to expand the previously calculated 1.4 million-ounce resource.

The company remains unhedged and debt-free, and our existing operations are strong cash flow generators. As of June 30, 2002 cash and cash equivalents amounted to $45 million and working capital stood at $57 million. Glamis’ excellent financial position continues to provide us with a substantial competitive advantage in achieving our longer-term strategic goal of producing 500,000 ounces of gold annually at a total cash cost of less than $150 per ounce.

Sincerely,

C. Kevin McArthur, President & CEO

SECOND QUARTER REPORT
Glamis Gold Ltd.
Production/Revenue Data

	Three months ended June 30,		Six months ended June 30,
	2002	2001	2002	2001

Gold ounces produced	63,929	51,369	125,655	100,458
Gold ounces sold	64,879	53,065	126,913	108,048
Average revenue realized per ounce	$313	$273	$304	$268
Average market price per ounce	$312	$268	$301	$266
Total cash cost per ounce of production	$161	$171	$156	$173
Total cost per ounce of production	$234	$216	$226	$219

Gold production — ounces
Rand Mine	19,189	13,579	37,939	27,480
San Martin Mine	33,772	19,911	65,133	42,302
Marigold Mine (66.67%)	10,968	17,879	22,583	30,676

Total	63,929	51,369	125,655	100,458

Total cash cost per ounce of production
Rand Mine	$228	$233	$230	$231
San Martin Mine	$112	$150	$100	$135
Marigold Mine (66.67%)	$197	$146	$193	$172

Company average	$161	$171	$156	$173

Total cost per ounce of production
Rand Mine	$265	$271	$267	$274
San Martin Mine	$202	$215	$187	$195
Marigold Mine (66.67%)	$280	$176	$273	$204

Company average	$234	$216	$226	$219

Working capital (thousands)	$57,044	$17,879	$57,044	$17,879

Cash flow from operations (thousands)	$8,915	$3,409	$16,629	$7,257

Net earnings for the period (thousands)	$3,430	$1,016	$6,596	$1,403

Net cash flow from operations per share	$0.11	$0.05	$0.20	$0.10

Basic earnings per share	$0.04	$0.01	$0.08	$0.02

Average shares outstanding	84,467,452	70,903,062	84,135,075	70,596,806

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, the Company’s hedging practices, permitting time lines, and the timing and possible outcome of pending litigation involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the section entitled “Other Considerations” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except per share amounts)

	June 30,	December 31,
	2002	2001
	(unaudited)

Assets
Current assets:
Cash and equivalents	$44,976	$45,852
Accounts and interest receivable	1,362	1,096
Taxes recoverable	1,188	615
Inventories (note 2)	14,756	12,725
Prepaid expenses and other	1,140	631

	63,422	60,919
Plant, equipment and mine development costs, net	89,209	80,970
Other assets	8,260	6,849

	$160,891	$148,738

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$6,378	$5,529
Reserve for site closure and reclamation costs	9,751	10,427
Future income taxes	10,432	9,416

	26,561	25,372
Shareholders’ equity
Share capital (note 3):
Authorized:
200,000,000 common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid:
84,708,357 (2001-83,283,462) common shares	199,161	194,793
Contributed surplus	63	63
Deficit	(64,894)	(71,490)

	134,330	123,366

	$160,891	$148,738

See accompanying notes to consolidated financial statements

Prepared by management without audit

Approved by the Directors:

“signed”	“signed”
C. Kevin McArthur Director	A. Dan Rovig Director

Glamis Gold Ltd.
Consolidated Statements of Earnings
(Expressed in thousands of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2002	2001	2002	2001

Revenue	$20,367	$14,505	$38,559	$28,932
Cost of goods sold	10,233	9,205	19,709	18,351

	10,134	5,300	18,850	10,581

Expenses
Depreciation and depletion	4,295	2,978	7,896	6,395
Reclamation	326	267	694	514
Exploration	331	563	629	848
General and administrative	1,153	1,052	2,216	2,195

	6,105	4,860	11,435	9,952

Earnings from operations	4,029	440	7,415	629
Interest expense	—	1	—	3
Interest and other income (expense)	(82)	640	341	869

Earnings before income taxes	3,947	1,079	7,756	1,495
Provision for income taxes
Current	106	93	145	302
Future	411	(30)	1,015	(210)

Net earnings	$3,430	$1,016	$6,596	$1,403

Basic earnings per share	$0.04	$0.01	$0.08	$0.02

Diluted earnings per share	$0.04	$0.01	$0.08	$0.02

Consolidated Statements of Deficit
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2002	2001	2002	2001

Deficit, beginning of period	$(68,324)	$(75,951)	$(71,490)	$(76,338)
Net earnings	3,430	1,016	6,596	1,403
Dividends	—	—	—	—

Deficit, end of period	$(64,894)	$(74,935)	$(64,894)	$(74,935)

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2002	2001	2002	2001

Cash flows from operating activities
Net earnings	$3,430	$1,016	$6,596	$1,403
Adjustments to reconcile net earnings to net cash provided by operations:
Depreciation and depletion	4,295	2,978	7,896	6,395
Reserve for site closure and reclamation costs	314	267	682	514
Loss (gain) on sale of investments	460	(77)	436	(77)
Future income taxes	411	(30)	1,015	(210)
Other non-cash expenses	5	(745)	4	(768)

Cash flow from operations before the following:	8,915	3,409	16,629	7,257
Changes in non-cash working capital	(344)	614	(2,500)	(1,432)
Reclamation liability expenditures	(787)	(556)	(1,358)	(1,154)

Net cash flows from operating activities	7,784	3,467	12,771	4,671

Cash flows from (used in) investing activities
Purchase of plant and equipment, net of disposals	(6,485)	(803)	(12,749)	(3,893)
Mineral property acquisition and mine development costs	(1,762)	(5,309)	(3,517)	(7,432)
Purchase/release of environmental bonds	(1,287)	1,000	(1,287)	714
Other assets	(567)	—	(632)	—
Proceeds from sale of investments	147	82	170	82

Net cash flows used in investing activities	(9,954)	(5,030)	(18,015)	(10,529)

Cash flows from financing activities
Issuance of share capital	1,424	905	4,368	1,670

Net cash flows from financing activities	1,424	905	4,368	1,670

Increase (decrease) in cash and equivalents	(746)	(658)	(876)	(4,188)
Cash and equivalents, beginning of period	45,722	9,748	45,852	13,278

Cash and equivalents, end of period	$44,976	$9,090	$44,976	$9,090

See accompanying notes to consolidated financial statements

Prepared by management without audit

Glamis Gold Ltd.

Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in thousands of United States dollars)
Six months ended June 30, 2002

1. General

In the opinion of management, the accompanying unaudited consolidated balance sheet and unaudited consolidated statements of earnings, deficit and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of June 30, 2002 and the results of its operations and its cash flows for the three month and the six month periods ended June 30, 2002 and 2001.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report to shareholders for the year ended December 31, 2001. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2001, except as disclosed in note 3(b). These statements have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, to accounting principles generally accepted in the United States. All amounts are stated in U.S. dollars unless otherwise specified.

2. Inventories

	June 30, 2002	December 31, 2001

Finished goods	$1,677	$1,626
Work-in-progress	10,541	9,193
Supplies and spare parts	2,538	1,906

	$14,756	$12,725

3. Share Capital

(a) Issued and fully paid

	Six months ended
	June 30, 2002		June 30, 2001

	# of Shares	Amount	# of Shares	Amount

Balance at beginning of period	83,283,462	$194,793	70,097,382	$159,045
Issued during the period:
For cash consideration under the terms of Directors’ and Employees’ stock option plan (including former employees and directors of Rayrock Resources Inc.)	1,359,145	4,128	1,177,980	1,670
For cash consideration on exercise of share purchase warrants issued in conjunction with the acquisition of Cambior de Mexico	120,000	240	—	—
Shares cancelled due to previous reorganization	(54,250)	—	—	—

Balance at end of period	84,708,357	$199,161	71,275,362	$160,715

(b) Stock-Based Compensation

Effective January 1, 2002, the Company adopted the CICA’s new handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under the new standard, stock based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

The Company uses the intrinsic value method of accounting for share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Company’s net earnings and earnings per share would have been as follows:

	As	Fair value of
	reported	options granted	Pro forma
Three months ended June 30, 2002
Net earnings	$3,430	$189	$3,241
Basic earnings per common share	0.04		0.04
Diluted earnings per common share	0.04		0.04
Six months ended June 30, 2002
Net earnings	$6,596	$819	$5,777
Basic earnings per common share	0.08		0.07
Diluted earnings per common share	0.08		0.07

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended	Six months ended
	June 30, 2002	June 30, 2002
Risk-free interest rate	3.75%	4.3%
Annual dividends	—	—
Expected stock price volatility	50%	50%
Expected life	2.5 years	2.5 years

4. Segment Reporting

(a) Operating segments

As at June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001.

		Exploration and
	Producing	Development
	Mines	Properties	Corporate	Total

2002
Revenue	$38,559	$—	$—	$38,559
Earnings (loss) from operations	10,282	(654)	(2,213)	7,415
Net earnings (loss)	8,672	(605)	(1,471)	6,596
Identifiable assets	100,026	11,616	49,249	160,891
2001
Revenue	$28,065	$—	$867	$28,932
Earnings (loss) from operations	4,498	(672)	(3,197)	629
Net earnings (loss)	4,713	(672)	(2,638)	1,403
Identifiable assets	79,257	11,542	21,448	112,247

(b) Geographic information:

As at June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001

		Latin America &
	U.S. & Canada	Other	Total

2002
Revenue	$18,872	$19,687	$38,559
Earnings (loss) from operations	(95)	7,510	7,415
Net earnings	634	5,961	6,596
Identifiable assets	70,776	90,115	160,891
2001
Revenue	$18,449	$10,483	$28,932
Earnings (loss) from operations	(2,599)	3,228	629
Net earnings (loss)	(1,742)	3,145	1,403
Identifiable assets	45,331	66,916	112,247

5. Acquisition of Francisco Gold Corp.

On March 6, 2002, the Company and Francisco Gold Corp. (“Francisco”) a Canadian public company, announced a transaction whereby the Company would acquire all of the issued and outstanding shares of Francisco pursuant to a plan of arrangement. Francisco’s principal assets are the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala. The transaction was approved by Francisco shareholders on June 12, 2002 and closed effective July 16, 2002.

Under the plan of arrangement, each issued Francisco share was exchanged for 1.55 common shares of the Company and one share in Chesapeake Gold Corp. (“Chesapeake”), a new exploration company formed by Francisco. In addition, Francisco transferred to Chesapeake cash of Cdn.$1.50 per share for each issued share of Francisco (Cdn. $25.0 million), certain early stage Nicaraguan exploration assets and a two percent net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company retains a right to acquire a 5% stake in Chesapeake through a three year share purchase warrant.

The Company issued 25.8 million common shares under the terms of the plan of arrangement such that at closing of the transaction, the Company had 110.6 million common shares outstanding. The Company will account for this acquisition using the purchase method. The pro forma balance sheet of the Company as of June 30, 2002, giving effect to the acquisition as if it had completed on June 30, 2002, is shown as follows:

Glamis Gold Ltd.
Pro forma Consolidated Balance Sheet (Unaudited)
As at June 30, 2002

			Pro forma	Pro forma
	Glamis Gold Ltd	Francisco Gold Corp.	adjustments	Glamis Gold Ltd.

Assets
Cash and equivalents	$44,976	$20,178	$(20,968)	$44,186
Other current assets	18,446	347	—	18,793

	63,422	20,525	(20,968)	62,979
Plant and equipment and mine development costs, net	89,209	20,628	177,019	286,856
Other assets	8,260	659	(659)	8,260

	$160,891	$41,812	$155,392	$358,095

Liabilities
Accounts payable and accrued liabilities	$6,378	$1,737	5,150	13,265
Reserve for site closure and reclamation costs	9,751	—		9,751
Future income taxes	10,432	—	57,000	67,432

	26,561	1,737	62,150	90,448
Shareholders’ equity
Share capital	199,161	43,850	83,597	326,608
Contributed surplus	63	—	5,870	5,933
Deficit	(64,894)	(3,775)	3,775	(64,894)

	134,330	40,075	93,242	267,647

	$160,891	$41,812	$155,392	$358,095

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company reported earnings for the three months ended June 30, 2002 of $3.4 million ($0.04 per share) compared to earnings of $1.0 million ($0.01 per share) in the same period of 2001. Earnings for the first six months of 2002 were $6.6 million ($0.08 per share) compared to earnings of $1.4 million ($0.02 per share) in the first six months of 2001. The improvement comes primarily from a 22% increase in gold ounces sold as well as a 15% increase in the realized price of gold.

The Company continued its solid performance during the second quarter of 2002 as total cash costs of production declined to $161 per ounce of gold compared to $171 per ounce in the same period of 2001. The Company’s total cash cost of production for the first six months of 2002 declined to $156 per ounce compared to $173 per ounce for the six months ended June 30, 2001. The Company produced 24% more ounces of gold in the second quarter of 2002, than in 2001 and 25% more ounces of gold in the six months ended June 30, 2002, compared to the six months ended June 30, 2001. Both the Rand Mine and the San Martin Mine posted healthy increases in production and lower total costs in the second quarter of 2002 compared to the second quarter of 2001.

The Company’s improved earnings were also positively impacted by gold prices that averaged $312 during the three months ended June 30, 2002, and $304 for the six months ended June 30, 2002 compared to $268 and $266 respectively during the same periods in 2001. Revenue per ounce of gold increased to $313 during the three months ended June 30, 2002 and $304 for the six months ended June 30, 2002 from $273 and $268 respectively during the same periods of 2001

Depreciation and depletion expense was higher both for the comparative quarters and year-to-date. This was not only a result of increased production, but included the effect of the large capital expenditures related to the Millennium expansion at the Marigold Mine on the depreciation and depletion cost per ounce. Exploration expense was lower for the quarter and year-to-date due primarily to timing of the drill programs. The Millennium in-fill drilling to date in 2002 has been capitalized, and the non-capitalized exploration planned to be done at Marigold and the newly-acquired Francisco properties is scheduled for the third and fourth quarters. General and administrative expense remained comparable to the first quarter with small increases in the second quarter of 2002 coming from realignments to staffing in anticipation of the Francisco acquisition. Interest and other income was substantially lower in the second quarter of 2002 than in 2001. In the three months ended June 30, 2002, the Company had a loss on the sale of assets of $0.3 million and interest income of $0.2 million. In the same period in 2001, the Company realized income of $0.6 million from interest and other income related to several amended tax returns dating from 1992-1995. For the six-month period, interest and other income declined to $0.3 million in 2002 compared to $0.9 million in 2001, for the reasons stated above.

Liquidity and Capital Resources

The Company had working capital of $57.0 million at June 30, 2002, a slight increase over the $55.4 million at December 31, 2001. Long term liabilities were $20.2 million at June 30, 2002, the same as at March 31, 2002 and up slightly from the $19.8 million at December 31, 2001. This amount consists of reserves for future reclamation costs of $9.8 million ($10.4 million at December 31, 2001) and future income taxes of $10.4 million ($9.4 million at December 31, 2001). The overall reduction in the reclamation liability reflects the work done at the Dee, Daisy and Picacho Mines. The future income tax increase is primarily due to the book earnings generated at the San Martin Mine. The Company continues to have no long-term debt.

The Company invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, any impact of an interest rate change would not be material.

Capital expenditures totaled $9.3 million for the second quarter of 2002, and $17.4 million year-to-date. This compares to $5.3 million in the second quarter of 2001, and $10.8 million for the six months ending June 30, 2001. Significant capital investments this quarter included $7.4 million in expenditures at the Marigold Mine: $5.7 million for a new shovel and a drill, and $1.7 million in mine development costs. The San Martin Mine expended $1.3 million (primarily on leach pad expansion) in the quarter and $2.8 million year-to-date. All capital expenditures to date in 2002 have been financed from the Company’s working capital.

The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $8.9 million during the second quarter of 2002, comparing favorably with the $3.4 million generated in the second quarter of 2001. The Company’s mining operations provided $10.1 million in cash during the second quarter of 2002 compared to $5.3 million during the second quarter of 2001. Significantly increased production from both the San Martin Mine and the Rand Mine increased the positive increase in cash by $2.2 million for the quarter, while improved gold prices were responsible for $2.6 million of the increase. The cash flow from operations before working capital adjustments and reclamation expenditures was $16.6 million for the six months ended June 30, 2002 as compared to $7.3 million for the same period in 2001. Of the $9.3 million increase, $4.6 million was due to a stronger gold price and $3.7 million to production improvements. The Company also realized $1.4 million from the exercise of stock options and share purchase warrants during the second quarter of 2002 ($0.9 million in 2001), primarily from former officers and employees of Rayrock Resources Inc. (acquired by the Company in March 1999). A total of $4.4 million was received on exercise of these options and warrants year-to-date ($1.7 million year-to-date in 2001).

For a discussion of the Francisco Gold acquisition, see note 5 to the interim consolidated financial statements.

OPERATIONS REVIEW

Rand Mine, California

The Rand Mine produced 19,189 ounces of gold during the second quarter 2002 bringing total production to 37,939 ounces for the six-month period ending June 30, 2002. This compares to 13,579 ounces produced for the quarter and 27,480 ounces year to date for the comparable periods in 2001. Total cash costs of production have improved slightly on both a quarterly (from $233 per ounce of gold to $228 per ounce) and year-to-date (from $231 per ounce to $230 per ounce) comparative basis. Management continues to expect the mine produce in excess of 70,000 ounces of gold this year.

San Martin Mine, Honduras

During the second quarter of 2002, the San Martin Mine produced 33,772 ounces of gold, bringing the total production for the year to date to 65,133 ounces of gold. During 2001, 19,911 ounces of gold were produced in the second quarter and 42,302 ounces of gold for the six months ending June 30, 2001. Total cash costs of production for the second quarter of 2002 were $112 per ounce of gold ($150 during the second quarter of 2001). The 2002 year-to-date average is $100 per ounce, comparing favorably with the six-month average cash costs of $135 per ounce recorded in 2001. The mine continues to be on plan and is expected to produce approximately 125,000 ounces of gold in 2002.

Marigold Mine, Nevada

The 66.7%-owned Marigold Mine produced 10,968 ounces of gold for the Company’s account during the second quarter of 2002 (17,879 ounces of gold during the second quarter of 2001) at total cash costs of $197 per ounce of gold (compared to $146 per ounce in the same period during 2001). The mine is on plan for production for the Company’s account of 55,000 ounces of gold during 2002, as the Millennium expansion, which is expected to increase production to an average of approximately 120,000 ounces of gold per year, is proceeding as planned.

PROJECTS

Cerro San Pedro Project, San Luis Potosi, Mexico

Work continued on the Cerro San Pedro Project during the quarter. Fencing around old mine workings in the area was completed and access has been closed. Discussions with the government regarding archaeological and historical issues are proceeding.

Imperial Project, California

In connection with the recommenced permitting process for the Imperial Project, the BLM undertook a validity examination of the unpatented mining claims comprising the project. The examination was completed by a mineral examiner employed by the BLM. His work has been submitted to the BLM Certification Panel for review and claim validity determination. The Company currently expects the BLM to release a decision on the validity examination by the end of the third quarter 2002.

EXPLORATION

The Company incurred $0.3 million in exploration expenses during the second quarter of 2002 ($0.6 million for the six months ended June 30, 2002). Drilling continued in the North and West Palo Alto zones on the San Martin property. Drilling is budgeted to continue for the balance of the year.

In Guatemala, drilling at Cerro Blanco started up during the second quarter. A 5,000 meter reverse circulation and core drill program is planned. Results are expected late in the third quarter of 2002.

RECLAMATION ACTIVITIES

Dee Mine, Nevada

During the second quarter of 2002, Dee Mine personnel continued to concentrate on dismantling and removing drain lines and other equipment. Placement of a cap on the central area of tailings facility #1 continued, and a drainage channel at tailings facility #2 was completed. Major earthwork is expected to be completed in 2003.

Daisy Mine, Nevada

The Mother Lode shop building was dismantled and removed during the second quarter and crews began cleaning scale sludge from the pregnant pond during the last week of June. Site closure and reclamation work at the Daisy Mine is expected to be complete by the end of 2002.

Picacho Mine, California

All reclamation and closure activities were completed during the first quarter of 2002. The lease was terminated and the property was returned to the owner on March 28, 2002.

HEDGING

As at June 30, 2002, the Company had no ounces hedged, and currently has no plans to engage in hedging activities. The Company is subject to changes in metals prices that can directly impact its profitability and cash flows. Because the markets in which the Company sells its products set prices outside of the Company’s control, in appropriate circumstances, it is possible to reduce the impact of negative price movements through hedging transactions. These hedging transactions utilize so-called “derivatives,” the value of which is “derived” from movements in the prices or rates associated with the underlying product. The Company’s hedging policies give management discretion to protect future cash flows by the use of forward contracts, spot deferred contracts, and options, in any combination.

CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the quarterly report of Glamis Gold Ltd. (“Glamis”), a Canadian company and foreign private issuer under the multi-jurisdictional disclosure system, on Form 6-K for the period ended June 30, 2002, as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, C. Kevin McArthur, Chief Executive Officer of Glamis, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 21, 2002	/s/ C. Kevin McArthur C. Kevin McArthur, Chief Executive Officer

     In connection with the quarterly report of Glamis Gold Ltd. (“Glamis”), a Canadian company and foreign private issuer under the multi-jurisdictional disclosure system, on Form 6-K for the period ended June 30, 2002, as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, Cheryl S. Maher, Chief Financial Officer of Glamis, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 21, 2002	/s/ Cheryl S. Maher Cheryl S. Maher, Chief Financial Officer